New York City
The HIT is helping New York City meet a range of housing needs with investments in 58 projects.

Selected HIT Projects

News HIT Invests $18.3 Million to Expand Elizabeth Seton Pediatric Care Center in Yonkers Lesyllee White Discusses HIT’s Responsible Lending Policies	HIT Impacts
Projects Photo Gallery

* Figures provided by Pinnacle Economics are estimates calculated using an IMPLAN input-output model based on HIT and subsidiary Building America project data. Data current as of March 31, 2018. Since inception dates from 1984-1Q 2018. In 2017 dollars.